EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30,
	2016	2015
	(dollars are in millions)
Ratios excluding interest on deposits:
Income from continuing operations	$166	$455
Income tax expense	100	285
Fixed charges:
Interest on:
Short-term borrowings	61	35
Long-term debt	613	524
Others	12	10
One third of rents, net of income from subleases	19	22
Total fixed charges, excluding interest on deposits	705	591
Earnings from continuing operations before taxes and fixed charges	$971	$1,331
Ratio of earnings to fixed charges	1.38	2.25
Preferred stock dividends(1)	$45	$81
Fixed charges, including preferred stock dividends	$750	$672
Ratio of earnings to fixed charges, including preferred stock dividends	1.29	1.98

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$705	$591
Add: Interest on deposits	344	177
Total fixed charges, including interest on deposits	$1,049	$768
Earnings from continuing operations before taxes and fixed charges	$971	$1,331
Add: Interest on deposits	344	177
Earnings from continuing operations before taxes and fixed charges, including interest on deposits	$1,315	$1,508
Ratio of earnings to fixed charges, including interest on deposits	1.25	1.96
Fixed charges, including preferred stock dividends	$750	$672
Add: Interest on deposits	344	177
Fixed charges, including interest on deposits and the preferred stock dividend factor	$1,094	$849
Ratio of earnings to fixed charges, including interest on deposits and preferred stock dividends	1.20	1.78

(1)	Preferred stock dividends are grossed up to their pretax equivalents.